Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

FS KKR BDC Franchise Investor Presentation March 2021

FS KKR Advisor & Market Overview

FS KKR: at a Glance Size & Scale Market Reach Scope Two BDCs (FSK and FSKR) totalling ~$16bn in assets integrated within KKR’s $78bn credit platform ~140(1) dedicated KKR Credit investment professionals Global financial sponsor and corporate borrower relationships Investment and leadership team with significant industry experience Primarily focused on upper middle market companies ($50–100mm in EBITDA) Focused on U.S. senior secured debt financings Note: AUM figures as of December 31, 2020. Please see “Important Information” for important information regarding the calculation of AUM. 1. As of March 2021.

# FS KKR: Competitive Advantages

**~$16bn**
of assets in the combined FS KKR BDC franchise

Ability to make individual investments up to **$1bn**

Direct access to full **KKR investment network**

Lead, Co-lead or Sole Lender in >**95%** of total deals[1]

Cumulative KKR Credit commitments of approximately **$36bn**[2]

Below average loss rate of **0.73%**[3,4]

Note: As of December 31, 2020 unless otherwise noted.

1. Figure based on count of Direct Origination investments only. KKR & BDC accounts' participation, KKR Capital Markets' involvement, and deal teams leading the negotiations / structuring are all considered when determining the Origination Role.
2. Gross dollars invested inclusive of new transactions, follow-ons, and delayed draws and represents the aggregate amount of capital that has been invested by all of KKR Credit's investment vehicles in private credit strategies and is used as a measure of investment activity for KKR Credit in a given period.
3. Stats from 2011–2020, includes KKR origination activity & defaults for Corporate Capital Trust, Inc. ("CCT"), Corporate Capital Trust II ("CCT II"), KKR Lending Partners ("KLP"), KKR Lending Partners II ("KLP II), KKR Lending Partners III ("KLP III") since inception date and FSK, FSKR, FS Investment Corp. III ("FSIC III"), FS Investment Corp. IV ("FSIC IV") from 2Q'18–4Q'20.
4. Loss rate is Default Rate * Recovery. KKR total recovery calculated as local currency cash on cash for both 1) life of defaulted investment plus 2) any defensive investments made after default; for 2011–2020; number includes interest, fees, principal proceeds, and related expenses. Default is constant default rate for 2011–2020.

4

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

FS KKR: Market Leading BDC Franchise 1. As of December 31, 2020 FSKR FSK Total Assets Under Management Ranked by BDC Advisor/Manager ($bn)1

# FS KKR Advisor Overview

FS | KKR

KKR

($252bn AUM)

FS INVESTMENTS

($23bn AUM)

**KKR ($78bn credit AUM)[1]**

- ✓ Ability to commit in scale (up to $1bn in a single transaction)
- ✓ 1,200+ issuers across the KKR Credit platform
- ✓ ~140(3) dedicated investment professionals
- ✓ ~$2.7bn of KKR balance sheet invested across KKR credit strategies(2)
- ✓ Ability to evaluate and commit across capital structures

**FS Investments[1]**

- ✓ Deep team with BDC industry operational experience since 2006
- ✓ Differentiated capital raising and fund management capabilities
- ✓ Industry leading corporate affairs / BDC industry lobbying efforts
- ✓ Industry leader in corporate governance and shareholder communications

6

1. As of December 31, 2020.
2. As of December 31, 2020. Includes legacy investments in KKR Financial Holdings LLC, a specialty finance vehicle listed on the New York Stock Exchange and various collateralized loan obligation vehicles.
3. As of March 2021

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

# KKR is a Leading Alternative Asset Manager

***Established in 1976, KKR is a Leading Investment Firm with over Four Decades of Investing Experience***

## KKR at a Glance

**20 Offices**
across 4 continents

**~$22bn**
balance sheet invested in KKR strategies alongside our clients

**500+**
investment professionals (~140[2] KKR Credit)

**Aligned Interests**
results-driven economic incentives with $2.7bn of KKR's balance sheet committed across KKR credit strategies[1]

## Total Assets Under Management

**$252bn**

| Private Markets | Public Markets |
| --- | --- |
| **$149bn** | **$103bn** |
| Private Equity | Leveraged Credit |
| Private Credit | Private Credit |
| Infrastructure | Dislocation Opportunities[2] |
| Real Estate | Strategic Partnerships |
| Energy | |

## KKR Credit Assets Under Management

**$78bn**

| Leveraged Credit | Private Credit | Dislocation Opportunities[2] |
| --- | --- | --- |
| $45bn | $25bn | $8bn |

7

Note: AUM figures as of December 31, 2020. Please see "Important Information" for important information regarding the calculation of AUM.
1. Includes legacy investments in KKR Financial Holdings LLC, a specialty finance vehicle listed on the New York Stock Exchange and various collateralized loan obligation vehicles. 2.Includes legacy Special Situations strategy.
2. As of February 2021.

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

# Key KKR Credit Platform Highlights

| | |
|---|---|
| **Large, Scalable Platform** | • $78bn of credit AUM<br>• ~140[4] dedicated KKR investment professionals across 9 cities and 7 countries<br>• 1,200+ issuers across the KKR credit platform |
| **Disciplined Investment Process** | • "PE-style" KKR-led due diligence standard<br>• Fundamental credit investment philosophy based on rigorous financial analysis<br>• Assets pass through multiple credit committee reviews prior to final approval |
| **Proven Track Record** | • ~$36bn originated over the last eight years across Direct Lending & Private Opportunistic Credit[1]<br>• Strong credit performance evidenced by below average loss rate of 0.73% [2,3] |
| **Exemptive Relief Across BDCs & Other Funds** | • Credit exposure is shared ratably across KKR Credit, including BDCs, private funds and SMAs<br>• Scale allows the KKR credit platform to speak for significant capital commitments without compromising the benefits of diversification |
| **Team Structure** | • Meaningful focus over last several years to build out and institutionalize the private credit platform<br>• Ability to capitalize on full KKR credit origination platform |
| **Benefits of KKR** | • KKR Credit actively utilizes KKR resources including Private Equity, KCM, KKR Macro Team, and KKR Capstone<br>• Size and scale of broader firm important to BDC franchise |

8

1. Gross dollars invested inclusive of new transactions, follow-ons, and delayed draws and represents the aggregate amount of capital that has been invested by all of KKR Credit's investment vehicles in private credit strategies and is used as a measure of investment activity for KKR Credit in a given period.
2. Stats from 2011–2020, includes KKR origination activity & defaults for CCT, CCT II, KLP, KLP II, KLP III since inception date and FSK, FSKR, FSIC III, FSIC IV from 2Q'18–4Q'20.
3. Loss rate is Default Rate * Recovery. KKR total recovery calculated as local currency cash on cash for both 1) life of defaulted investment plus 2) any defensive investments made after default; for 2011–2020; number includes interest, fees, principal proceeds, and related expenses. Default is constant default rate for 2011–2020.
4. As of March 2021

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

KKR’s Proprietary Origination Network Note: Please see “Important Information” at the end of this Presentation for further information on KKR’s inside information barrier policies and procedures, which may limit the involvement of personnel in certain investment processes and discussions. Direct Relationships Proprietary Sourcing KKR’s Global Investment Capabilities & Other Resources Global Sponsor Coverage Investment Team’s Advisor Network Banks & Intermediaries KKR’s team is constantly mining for the best relative value opportunities and striving to excel in structuring, executing and scaling investments Bespoke Solutions Value creation through highly customized financings Creative partnerships Our team controls the process Execution speed, flexibility and creativity Diligence on our terms, not driven by broad process or pricing Transactions may take different forms KKR Advantage Integration / connectivity within the firm and unique market access outside the firm KKR differentiators Delivering scale without compromising credit quality Ongoing optimization of asset/platform-level funding Negotiating leverage to drive terms, pricing and structure Wide sourcing funnel translates to high selectivity

Rigorous Investment Review Process KKR’s investment process combines multiple touchpoints within the firm Screening 1 – 2 Weeks Due Diligence 2 – 6 Weeks Structuring, Documentation & Approval 1 – 2 Weeks Structuring discussions with borrower, legal, accounting and tax Iterations with KKR and BDC Investment Committees 2 3 Investment Sourcing 1 4 Investment Decision Private equity team may have diligenced the company / industry KKR portfolio companies may have industry views Credit team may have invested in company / industry KKR Capstone may have insight into jurisdiction / industry

# Highly Selective and Disciplined Origination

**Recent Sourcing Activities[1]**

| | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|
| **Evaluated** | ~750 | ~1,200 | ~1,400 | ~1,500 |
| **Discussed in Investment Committee** | ~175 | ~200 | ~300 | ~300 |
| **New Deals Closed** | 39 | 39 | 40 | 41 |
| **Close Rate** | **~5%** | **~3%** | **~3%** | **~3%** |

**BDC Franchise Activity[2]**

| | 2020 |
|---|---|
| **Originated Deals Funded** | $4.5bn |
| **Originated Sales and Paydowns** | $3.3bn |
| **Net Originated Activity** | $1.2bn |

**KKR's deep origination network generates significant investment opportunities**

11

Note: Does not look through to activity within FSK's investment in SCJV and FSKR's investment in COP. SCJV is a joint venture between FSK and South Carolina Retirement Systems Group Trust ("SCRS"). COP is a joint venture between FSKR and SCRS. Originated investments with more than $25mm of purchases.
1. Number of deals funded includes new investments made across KKR private credit funds as well as portfolios and excludes add-ons.
2. Originated investments with more than $25mm of purchases.

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

Note: Figures above represent commitments across KKR platform. KKR Credit Platform: Tangible Results Committed $363mm to an $800mm Second Lien Term Loan Provided $182mm of a $600mm Preferred Equity Tranche U.S. residential bridge loan purchasing company Built de novo platform backing seasoned management team Supported Sycamore’s carveout of the Canadian business No direct competitor, Amazon penetration significantly lower, stable cash flow with ability to de-lever Drove out-of-court restructuring with advantageous outcome and board representation Exited through lender prewired sale / refi process with milestones and penalties Sole Lender Committed to a $415mm First Lien Term Loan with a $200mm Delayed Draw Term Loan Short maturity and elevated amortization Significant pricing premium to comps Ability to lead large transactions KKR uniquely positioned to analyze business; industry knowledge created structuring advantage Leveraged KKR Partner General Petraeus and the KKR Global Institute Commit In Size Find Hidden Value Be Creative Navigate Challenging Situations

Note: All stats as of December 31, 2020 unless otherwise noted. Excludes impact of FSK’s investment in SCJV and FSKR’s investment in COP. Exemptive Relief Aligns Stakeholders’ Interests Asset Classes Uses of Capital Senior Secured First Lien Second Lien Asset Based Finance Growth M&A LBOs Carve-outs Recapitalizations SEC exemptive relief across KKR Credit platform ensures strong alignment of interest FS / KKR Advisor is fully incentivized to deliver strong risk-adjusted returns across the Private Credit / BDC platform Investment allocation across vehicles occurs on a formulaic basis depending on investment mandate and capital availability FSKR Top Holdings (as % of Portfolio FMV) FSK Top Holdings (as % of Portfolio FMV) Targeted Investments Portfolio Overlap between FSK and FSKR1

Note: Information based on most recently reported Direct Origination financial information. Excludes extreme outliers, Equity/Other investments, and Asset Based Finance investments. Comparable Portfolio Statistics: FSK & FSKR Average metric FSK FSKR 1st lien 2nd lien 1st lien 2nd lien Average Portfolio Company EBITDA $78mm $112mm $80mm $163mm Median Portfolio Company EBITDA $61mm $74mm $69mm $98mm Average Leverage 6.0x 6.3x 5.5x 5.2x Median Leverage 5.5x 5.8x 5.2x 5.5x

Overview of U.S. Middle Market Lending Leading World Economies ($tn) Opportunity U.S. MM Private transactions allow for more customized structures than syndicated deals Pricing 100-200 bps above syndicated market The middle market provides attractive investment yields on an absolute and relative basis Investor-friendly structures include first lien collateral positions, call provisions, upfront fees, and financial covenants Management teams and financial sponsors have “skin in the game,” which helps align interests Leveraged Lending Market Share Private Equity Dry Powder ($bn) Note: Financial data as of December 31, 2020. Source: S&P Capital IQ; 1 Institutional investors and finance companies. Note: Financial data as of December 31, 2020. Source: Preqin Pro Note: Financial data as of December 31, 2019. Source: International Monetary Fund (IMF).

Primary Focus: The Upper Middle Market Market Participants Competitive Dynamics Lower MM Middle MM Upper MM BSL Market $3–25mm EBITDA $25–50mm EBITDA $50–100mm EBITDA $100mm+ EBITDA Limited balance sheets Single scope product offerings Extreme competition Highly structured financings with specific covenants Ability to finance across capital structures Less competition given size and scale required Commoditized financing structures and product offerings Tradable, liquid credit Hundreds of community banks and “local” banks 40-45 smaller BDCs Numerous small, private funds Limited number of large BDCs Non-BDC market participants on an ad hoc basis Bulge bracket banks CLO funds Loan mutual funds Insurance companies

FSK Overview

Note: All stats as of December 31, 2020 unless otherwise noted. Does not look through to FSK’s portfolio companies held solely in SCJV. Figure excludes the impact of FSK’s investment in SCJV. See FSK’s Annual Report on Form 10-K for its definition of debt investments. See FSK’s Annual Report on Form 10-K for additional information on the calculation of weighted average annual yield on accruing debt investments. Figure based on count of Direct Origination investments only. KKR & BDC accounts’ participation, KKR Capital Markets’ involvement, and deal teams leading the negotiations / structuring are all considered when determining the Origination Role. Security Exposure (by fair value) Sector Exposure (by fair value) Total Investments at Fair Value: $6,780mm 164 portfolio companies 22% FV in top-10 portfolio companies2 65% of investments in senior secured debt2 $67mm / 5.5x Median portfolio company EBITDA & leverage 88% of debt investments are floating rate3 8.8% Wtd. avg. annual yield on accruing debt investments4 2.5% Non-accrual rate at FV >95% Lead, co-lead, or sole origination⁵ FSK Investment Portfolio Composition

Includes net sales to SCJV. Zero represents an amount less than 0.5%. FSK Quarterly Investment Activity Asset Mix of New Purchases(2) Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 First Lien Senior Secured Loans 72% 73% 52% 44% 57% Second Lien Senior Secured Loans 8% 0% 0% 0% 15% Other Senior Secured Debt 0% 0% 0% 0% 0% Subordinated Debt 0% 4% 0% 0% 4% Asset Based Finance 11% 10% 11% 56% 15% Investment in SCJV 6% 13% 36% 0% 9% Equity/Other 3% 0% 0% 0% 0% Portfolio Roll ($ in millions) Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Investment Purchases $1,147 $1,296 $253 $174 $613 Sales and Redemptions(1) (929) (914) (470) (322) (595) Net Investment Activity $218 $382 ($217) ($148) $18 Net Sales to SCJV 376 102 126 91 97 Adjusted Net Investment Activity $594 $484 ($91) ($57) $115

Note: Information based on most recently reported Direct Origination financial information FSK Direct Origination Investments EBITDA and Credit Statistics Direct Origination Portfolio Company Median EBITDA Direct Origination Portfolio Company Coverage Ratios

# FSK Funding and Liquidity Management

- Mature capital structure with strong maturity ladder, large revolver and meaningful unsecured debt
- Over $1 billion in committed undrawn debt capacity
- In Q4 2020, we expanded our unsecured bond footprint by issuing $1 billion of 3.40% notes due in 2026; unsecured debt represents nearly 70% of our drawn debt

## Leverage over Time ($mm)



Principal Outstanding
Current Capacity
$4,832
$4,832
$5,082
$5,082
$5,082
$637
$574
$1,154
$1,102
$1,040
$4,195
$4,258
$3,928
$3,980
$4,042
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

| | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 |
|---|---|---|---|---|---|
| Cash ($mm)[(1)] | 106.0 | 193.0 | 95.0 | 136.0 | 191.0 |
| Gross D/E | 1.09x | 1.41x | 1.36x | 1.31x | 1.31x |
| Net D/E[(2)] | 0.89x | 1.28x | 1.29x | 1.20x | 1.19x |
| Asset Coverage | 192% | 171% | 174% | 176% | 177% |

1. Includes Cash, Restricted Cash, and Cash denominated in foreign currency.
2. Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets.
3. Weighted average as of December 31, 2020. Includes the effect of non-usage fees.

## Funding Vehicles ($mm)

| Funding Source | Committed | Principal Outstanding | Maturity | Wtd. Avg. Rate[(3)] |
|---|---|---|---|---|
| Senior Secured Revolver | 1,615 | 615 | 12/23/25 | L+2.00% |
| SMBC Revolver | 300 | 260 | 12/4/23 | L+1.75% |
| **Total Revolver – 37.7%** | **1,915** | **875** | | |
| 4.750% Notes | 450 | 450 | 5/15/22 | 4.75% |
| 5.000% Notes | 245 | 245 | 6/28/22 | 5.00% |
| 4.625% Notes | 400 | 400 | 7/15/24 | 4.63% |
| 4.125% Notes | 470 | 470 | 2/1/25 | 4.13% |
| 8.625% Notes | 250 | 250 | 5/15/25 | 8.63% |
| 3.400% Notes | 1,000 | 1,000 | 1/15/26 | 3.40% |
| **Total Unsecured - 55.4%** | **2,815** | **2,815** | | |
| FS KKR MM CLO 1 | 352 | 352 | 1/15/31 | L+2.00% |
| **Total CLO – 6.9%** | **352** | **352** | | |
| **Total** | **$5,082** | **$4,042** | | **3.88%** |

## Maturity Profile ($mm)



$0
$695
$300
$400
$2,335
$1,000
$352
2021
2022
2023
2024
2025
2026
2027+

21

FS KKR
FSK FS KKR Capital Corp.
FSKR FS KKR Capital Corp. II

Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets. Net debt-to-equity ratio expected to decline as capital calls are issued in connection with the settlement of outstanding trades. FSK’s SCJV Offers Key Investor Benefits FSK’s joint venture with South Carolina Retirement Systems Group Trust Primarily senior secured assets Key Portfolio Benefits Allows FSK to access the full capabilities of KKR platform Yield enhancing Key Terms of the Partnership FSK and SCRS share voting control 50% / 50% Equity ownership 87.5% FSK / 12.5% SCRS FSK provides day-to-day administrative oversight December 31, 2020 update: Portfolio Fair value of investments was $1,545mm Key stats NAV of $814mm (FSK’s equity of SCJV was $713mm) $133mm of purchases in Q4 $75mm of uncalled equity capital ($66mm allocated to FSK) 0.88x net debt-to-equity ratio(1)(2) $18.8mm dividend declared to FSK in Q4 ($21.5mm total dividend) Security Exposure (by fair value) Sector Exposure (by fair value) Fixed / Floating – Debt Investments

FSK New Investments by Quarter ($mm) Performance of new investments ($mm)1,2 Cumulative app. / (dep.) Cumulative investments Cumulative appreciation totaled 0.42% as of December 31, 2019 Cumulative appreciation totaled 0.44% on investments totaling $4.5bn as of December 31, 2020 Cumulative app. / (dep.) Cumulative investments Q2 2018 to Q4 2019 Q2 2018 to Q4 2020 Pre-COVID Including COVID Note: Advisor formed in April 2018. Looks through to FSK’s portfolio companies held solely in SCJV. Appreciation and depreciation is the sum of realized gains/losses over the period and unrealized gains/losses as of the end of the period in accordance with GAAP. As a result, the positive impacts of net amortization and depreciation recorded in our P&L is excluded from app/dep. FS / KKR Advisor Performance

FSKR Overview

Note: All stats as of December 31, 2020 unless otherwise noted. Does not look through to FSKR’s portfolio companies held solely in COP. Figure excludes the impact of FSKR’s investment in COP. See FSKR’s Annual Report on Form 10-K for its definition of debt investments. See FSKR’s Annual Report on Form 10-K for additional information on the calculation of weighted average annual yield on accruing debt investments. Figure based on count of Direct Origination investments only. KKR & BDC accounts’ participation, KKR Capital Markets’ involvement, and deal teams leading the negotiations / structuring are all considered when determining the Origination Role. Security Exposure (by fair value) Sector Exposure (by fair value) Total Investments at Fair Value: $7,968mm 155 portfolio companies 24% FV in top-10 portfolio companies2 77% of investments in senior secured debt2 $74mm / 5.2x Median portfolio company EBITDA & leverage 90% of debt investments are floating rate3 8.5% Wtd. avg. annual yield on accruing debt investments4 1.8% Non-accrual rate at FV >95% Lead, co-lead, or sole origination⁵ FSKR Investment Portfolio Composition

Includes net sales to COP. Zero represents an amount less than 0.5%. FSKR Quarterly Investment Activity Asset Mix of New Purchases(2) Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 First Lien Senior Secured Loans 46% 82% 15% 93% 71% Second Lien Senior Secured Loans 11% 3% 1% 0% 16% Other Senior Secured Debt 0% 0% 0% 0% 0% Subordinated Debt 0% 4% 0% 0% 2% Asset Based Finance 8% 11% 26% 7% 11% Investment in COP 34% 0% 58% 0% 0% Equity/Other 1% 0% 0% 0% 0% Portfolio Roll ($ in millions) Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Investment Purchases $1,276 $1,317 $150 $264 $1,299 Sales and Redemptions(1) (1,326) (1,643) (335) (309) (774) Net Investment Activity ($50) ($326) ($185) ($45) $525 Net Sales to COP 503 253 - 95 187 Adjusted Net Investment Activity $453 ($73) ($185) $50 $712

Note: Information based on most recently reported Direct Origination financial information Direct Origination Portfolio Company Median EBITDA Direct Origination Portfolio Company Coverage Ratios FSKR Direct Origination Investments EBITDA and Credit Statistics

# FSKR Funding and Liquidity Management

- Low net leverage with an extended maturity ladder and a large $2.4 billion revolver
- Short term flexibility of $1.4 billion of undrawn debt capacity
- Unsecured debt represents approximately 12% of our drawn debt

## Leverage over Time ($mm)



Principal Outstanding
Current Capacity
$4,800
$5,190
$5,071
$4,915
$5,385
$897
$1,556
$1,685
$1,622
$1,421
$3,903
$3,634
$3,386
$3,293
$3,964
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

| | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 |
|---|---|---|---|---|---|
| **Cash ($mm)[1]** | 167.0 | 232.0 | 295.0 | 140.0 | 168.0 |
| **Gross D/E** | 0.77x | 0.87x | 0.81x | 0.78x | 0.93x |
| **Net D/E[2]** | 0.74x | 0.76x | 0.75x | 0.73x | 0.85x |
| **Asset Coverage** | 231% | 215% | 224% | 228% | 208% |

## Funding Vehicles ($mm)

| Funding Source | Committed | Principal Outstanding | Maturity | Wtd. Avg. Rate[3] |
|---|---|---|---|---|
| Senior Secured Revolver | 2,410 | 1,498 | 12/23/25 | L+2.00% |
| BNP Prime Brokerage | 0 | 0 | 6/28/21 | L+1.25% |
| JPM Revolver[4] | 1,250 | 1,090 | 1/14/23 | L+2.66% |
| DB Revolver – 1 | 250 | 202 | 2/26/24 | L+1.95% |
| DB Revolver – 2 | 500 | 375 | 2/26/24 | L+2.00% |
| Ally Revolver | 200 | 114 | 11/22/24 | L+2.25% |
| MS Revolver | 300 | 210 | 11/22/24 | L+2.25% |
| **Total Revolver – 91.2%** | **4,910** | **3,489** | | |
| 4.250% Notes | 475 | 475 | 2/14/25 | 4.25% |
| **Total Unsecured - 9.7%** | **475** | **475** | | |
| **Total** | **$5,385** | **$3,964** | | **2.89%** |

## Maturity Profile ($mm)



$0
$400
$850
$1,250
$2,885
2021
2022
2023
2024
2025

1. Includes Cash, Restricted Cash, and Cash denominated in foreign currency.
2. Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets.
3. Weighted average as of December 31, 2020. Includes the effect of non-usage fees.
4. Weighted average of Tranche A + Tranche B

28
FS KKR
FSK FS KKR Capital Corp.
FSKR FS KKR Capital Corp. II

FSKR’s COP Offers Key Investor Benefits FSKR’s joint venture with South Carolina Retirement Systems Group Trust Primarily senior secured assets Key Portfolio Benefits Allows FSKR to access the full capabilities of KKR platform Yield enhancing Key Terms of the Partnership FSKR and SCRS share voting control 50% / 50% Equity ownership 87.5% FSKR / 12.5% SCRS FSKR provides day-to-day administrative oversight December 31, 2020 update: Portfolio Fair value of investments was $1,292mm Key stats NAV of $715mm (FSKR’s equity of COP was $626mm) $186mm of purchases in Q4 $325mm of uncalled equity capital ($284mm allocated to FSKR) 0.76x net debt-to-equity ratio(1)(2) $17.9mm dividend declared to FSKR in Q4 ($20.5mm total dividend) Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets. Net debt-to-equity ratio expected to decline as capital calls are issued in connection with the settlement of outstanding trades. Security Exposure (by fair value) Sector Exposure (by fair value) Fixed / Floating – Debt Investments

FSKR New Investments by Quarter ($mm) Performance of new investments ($mm)1,2 Cumulative app. / (dep.) Cumulative investments Cumulative depreciation totaled 0.62% as of December 31, 2019 Cumulative depreciation totaled 0.45% on investments totaling $5.1bn as of December 31, 2020 Cumulative app. / (dep.) Cumulative investments Q2 2018 to Q4 2019 Q2 2018 to Q4 2020 Pre-COVID Including COVID Note: Advisor formed in April 2018. Looks through to FSKR’s portfolio companies held solely in COP. Appreciation and depreciation is the sum of realized gains/losses over the period and unrealized gains/losses as of the end of the period in accordance with GAAP. As a result, the positive impacts of net amortization and depreciation recorded in our P&L is excluded from app/dep. FS / KKR Advisor Performance

Merger of FSK and FSKR

FSK and FSKR Are Highly Complementary The Boards of FSK and FSKR have unanimously approved the merger On a combined basis, FSK and FSKR will seek to create long-term value through the benefits of: Scale & operating leverage Portfolio diversification Cost synergies Funding efficiencies Enhanced stock liquidity & following Simplified branding / messaging Stock buyback plan of up to $100M post-merger Larger equity base than FSK Under-leveraged balance sheet Valuable dry powder available to opportunistically take advantage of market conditions Predominantly senior secured portfolio Established listed BDC High-quality institutional following Seasoned unsecured debt program Operating within target leverage range Merger expected to create long-term net investment income (“NII”) accretion for shareholders & improved competitive positioning

Merger Considerations Stock-for-stock merger with exchange ratio determined by respective net asset values (“NAV”) of FSK and FSKR prior to closing (NAV-for-NAV) Combined company to continue to trade under the ticker symbol “FSK” on NYSE Distributions Consistent with recent guidance, 9.0% target minimum dividend yield (based on net asset value) Potential for special dividends / distributions over time Fee Structure No change to existing FSK and FSKR base management fee construct: 1.50% < 1.0x debt/equity 1.00% > 1.0x debt/equity Conform incentive fee structure to industry peers: $90M incentive fee waiver spread evenly over first 6 quarters from closing Reduce income incentive fee from 20.0% to 17.5% over an unchanged 7.0% hurdle rate Remove incentive fee lookback provision Post-Merger Governance FS/KKR Advisor, LLC will continue to serve as the investment adviser of the combined company Advisor Investment Committee members and management team will remain unchanged Required Approvals FSK and FSKR shareholder approval Hart-Scott-Rodino regulatory approval and other customary closing conditions Expected Timing Expect to file preliminary joint proxy in the coming weeks Anticipated closing during 2Q or 3Q 2021, subject to closing conditions Transaction Highlights

Each BDC Benefits Strategically from Merging ($M, Unless Otherwise Stated) FSK FSKR Pro forma1 Investment portfolio $6,780 $7,968 $14,748 % senior secured 65.2% 76.5% 71.2% Number of portfolio companies 164 155 203 Direct originations (based on FV) 95.1% 91.7% 93.2% % non-accrual investments (based on FV) 2.5% 1.8% 2.1% Total assets $7,237 $8,522 $15,759 Total outstanding borrowings 4,042 3,964 8,006 % unsecured borrowings 70% 12% 41% Common equity 3,096 4,265 7,361 LTM net investment income 331 359 690 LTM G&A expenses 22 33 55 Weighted portfolio yield on accruing debt investments 8.8% 8.5% 8.7% Average cost of debt 3.9% 2.9% 3.4% Market capitalization $2,411 $3,174 P/NAV 0.81x 0.78x Dividend yield (based on NAV)3 9.6% 8.8% Note: All metrics as of December 31, 2020 unless otherwise noted. 1. Pro forma metrics do not factor in merger synergies or consolidation adjustments 2. Market data as of March 3, 2021 3. Dividend yield based on net asset value as of December 31, 2020, and annualized dividend for 4Q20 Portfolio Statistics Financial Statistics Market Statistics2

Side-by-Side Comparison: SCJV and COP ($M, Unless Otherwise Stated) SCJV COP Pro forma1 Investment portfolio $1,544 $1,292 $2,836 % senior secured 81.4% 88.6% 84.7% Number of portfolio companies 66 65 100 Unfunded commitments 22 2 24 Level 3 investments (% of total) 85.0% 74.4% 80.2% % non-accrual investments (based on FV) 0.4% - 0.2% Total assets $1,733 $1,499 $3,232 Total outstanding borrowings 722 540 1,262 Common equity 919 715 1,634 LTM net investment income 88 84 172 LTM G&A expenses 6 4 10 Weighted portfolio yield on accruing debt investments 8.6% 9.1% 8.8% Average cost of debt 3.0% 3.5% 3.2% Uncalled equity capital $75 $325 $400 FSK / FSKR equity ownership 87.5% 87.5% 87.5% FSK / FSKR Voting Control 50.0% 50.0% 50.0% Portfolio Statistics Financial Statistics Others Statistics Note: All metrics as of December 31, 2020 unless otherwise noted. 1. Pro forma metrics do not factor in merger synergies or consolidation adjustments

Potential to Improve Balance Sheet Positioning Key Considerations Consolidated, simplified pro forma capital structure provides incremental flexibility Combined company expected to benefit from FSK’s investment grade credit ratings and ability to access the unsecured markets Funding Mix Evolution $M FSK FSKR Pro forma Total Committed Debt $5,082 $5,385 $10,467 Total Funded Debt 4,042 3,964 8,006 Available Capacity 1,040 1,421 2,461 Weighted Average Interest Rate¹ 3.9% 2.9% 3.4% Net Leverage Ratio 1.19x 0.85x 0.99x Funding Mix Revolver Unsecured Notes CLO Note: All metrics as of December 31, 2020 unless otherwise noted. Weighted average interest rate includes the impact of non-usage fees

Enhanced Portfolio Diversification FSK FSKR Pro forma Number of portfolio companies 164 155 203 Top 10 portfolio companies (% of portfolio FV)¹ 22% 24% 21% Senior secured debt investments (% of portfolio FV) 65.2% 76.5% 71.2% Debt investments that are floating rate (% of portfolio FV) 87.6% 90.3% 88.9% Non-accrual investments (based on FV) 2.5% 1.8% 2.1% Pro Forma Asset and Industry Allocation as of December 31, 2020 (Based On Fair Value) Note: All metrics as of December 31, 2020 unless otherwise noted. Figure excludes the impact of investment in the Joint Ventures with South Carolina Retirement Systems Group Trust. Represents Joint Ventures with South Carolina Retirement Systems Group Trust

Investment Overlap Analysis of FSK & FSKR FSKR Top Holdings (as % of Portfolio FMV) FSK Top Holdings (as % of Portfolio FMV) Portfolio Overlap between FSK and FSKR1 Note: All stats as of December 31, 2020 unless otherwise noted. Figure excludes the impact of investments in the Joint Ventures with South Carolina Retirement Systems Group Trust. Key Considerations Merger quickens convergence of investment portfolios while maintaining existing strategic focus While significant overlap exists across both portfolios today, the merger is expected to result incremental diversification

Appendix

Note: Responsible Investment Policy as of May 15, 2020 and subject to change. Available at: https://www.kkr.com/_files/pdf/KKR_Overall_RI_Policy_2020.pdf Overview of Overall KKR ESG Management Evaluate material ESG risks and opportunities applicable for the industry or asset type(s) with regard to the target company or issuer, including climate change risks and other portfolio-wide considerations and opportunities, where relevant Consult the Sustainability Accounting Standards Board (SASB) industry topics Consider opportunities to partner with company to drive value Include key risks and value creation opportunities in Investment Committee discussions and memorandums as they relate to the target company or issuer Track relevant findings, even when no actions are needed Document progress on relevant ESG and reputational issues — as well as cross-portfolio issues — for ongoing tracking and investor reporting Include key ESG risks and opportunities in the Portfolio Management Committee discussions and memorandums, where applicable Engage with select companies on value creation efforts Document findings in internal reporting systems for ongoing tracking and investor reporting Pre-Screening Commercial Diligence Investment Committee Documentation and Tracking Portfolio Management Ongoing Monitoring Review “Gating Issues” to determine whether there are any critical ESG or reputational concerns with regard to target companies, operators, issuers, and sponsors, where relevant Connect with the Public Affairs team where relevant to a deal POST-INVESTMENT PRE-INVESTMENT KKR’s Responsible Investment Policy articulates the Firm’s approach to integrating the consideration of ESG risks and value creation opportunities into investment processes across various asset classes.

# KKR's Approach to ESG Management

We believe that incorporating ESG factors into our Credit investment decision making leads to better investment outcomes. **At a practical level, how does this work?**

**Policy & Commitment:**
KKR has been publicly committed to responsible investment since being a signatory of the Principles for Responsible Investment in 2009. In addition, KKR has a public Responsible Investment policy available at www.kkresg.com/esg-policy

## Tools

**Gating issues List –** KKR Credit utilizes a "Gating Issues" list that defines key business activities that may pose significant risks to investment value or to KKR to ensure early focus on these topics

**IC Memo Checklist –** KKR Credit Investment Committee Memos have an ESG checklist built into the document. Its purpose is to enable analysts to highlight any potential issues or concerns so that they may be discussed in detail prior to KKR making an investment

**SASB Engagement Guide –** Analysts are educated in and encouraged to use the SASB Topics Engagement Guide when considering ESG topics for the specific sector they are looking at during commercial due diligence

## Resources

**Dedicated ESG Team –** KKR has a dedicated ESG team that works with the investment teams to explore any possible ESG issues that the team encounters at initial due diligence and also during ongoing monitoring of an asset

**Third Party ESG Service Providers –** KKR Credit is constantly evaluating the services provided by third parties to enhance our ESG analysis. This includes services from Credit Suisse, S&P, RepRisk, MSCI, Sustainalytics, Vigeo Iris, ISS, Bloomberg's ESG function, TruValue Labs, Trucost, etc.

41

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

# FSKR Financial Results

| (Dollar amounts in millions, except per share data) | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 |
|---|---|---|---|---|---|
| NII per share[(1)] | $0.67 | $0.55 | $0.44 | $0.52 | $0.59 |
| Adjusted NII per share[(1) (2)] | $0.68 | $0.55 | $0.48 | $0.52 | $0.61 |
| Net realized and unrealized gains (losses) per share[(1)] | ($0.67) | ($4.72) | ($0.30) | $0.35 | $0.35 |
| Net increase (decrease) in net assets resulting from operations (earnings per share)[(1)] | - | ($4.17) | $0.13 | $0.87 | $0.95 |
| Stockholder distributions per share[(1)] | $0.75 | $0.60 | $0.60 | $0.55 | $0.55 |
| Net asset value per share at period end[(1)] | $29.46 | $24.68 | $24.22 | $24.66 | $25.10 |
| Weighted average shares outstanding (in millions)[(1)] | 94.0 | 169.6 | 171.6 | 171.8 | 170.1 |
| Shares outstanding, end of period (in millions)[(1)] | 169.6 | 169.6 | 172.9 | 170.6 | 169.9 |
| Total investments | $8,591 | $7,464 | $7,281 | $7,331 | $7,968 |
| Total assets | $8,970 | $8,184 | $7,758 | $7,750 | $8,522 |
| Cash[(3)] | $167 | $232 | $295 | $140 | $168 |
| Total debt[(4)] | $3,809 | $3,634 | $3,386 | $3,293 | $3,964 |
| Debt-to-equity, Net[(5)] | 0.73x | 0.76x | 0.75x | 0.73x | 0.85x |
| Adjusted NII / total recurring dividend | 90% | 91% | 80% | 95% | 111% |

1. The share and per share amounts reflect the FSKR Reverse Stock Split on a retroactive basis. Effective as of June 10, 2020, FSKR completed a 4-to-1 reverse stock split of its shares of common stock (the FSKR Reverse Stock Split). As a result of the FSKR Reverse Stock Split, every four shares of FSKR's common stock issued and outstanding were automatically combined into one share of FSKR's common stock.
2. See the Appendix for a reconciliation between NII and Adjusted NII.
3. Includes cash, restricted cash, and cash denominated in foreign currency.
4. Principal amount outstanding.
5. Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets.

42

FS | KKR
FSK FS KKR Capital Corp.
FSKR FS KKR Capital Corp. II

Does not look through to FSKR’s portfolio companies held solely in COP. COP is a joint venture between FSKR and South Carolina Retirement Systems Group Trust (SCRS). Represents interest rates on Debt Investments (see FSKR’s Annual Report on Form 10-K for the definition of Debt Investments) at US$ Fair Value FV. Floating includes variable interest rates on asset back finance investments that can change quarter to quarter. FSKR’s weighted average annual yield on all debt investments was 8.0% as of December 31, 2020. See FSKR’s Annual Report on Form 10-K for additional information on the calculation of weighted average annual yield on accruing debt investments and weighted average annual yield on all debt investments. Includes the effect of non-usage fees. FSKR Portfolio Highlights As of and for Three Months Ended (Dollar amounts in millions) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Investment at Fair Value: First Lien Senior Secured Loans 66.5% 68.5% 66.7% 66.9% 66.0% Second Lien Senior Secured Loans 9.4% 9.3% 8.7% 8.6% 9.6% Other Senior Secured Debt 2.7% 2.0% 1.4% 1.0% 0.9% Subordinated Debt 5.7% 3.1% 2.4% 2.3% 1.6% Asset Based Finance 5.7% 7.9% 9.3% 8.8% 9.9% Credit Opportunities Partners 5.9% 5.8% 7.9% 8.2% 7.9% Equity/Other 4.1% 3.4% 3.6% 4.2% 4.1% Total Investments $8,591 $7,464 $7,281 $7,331 $7,968 Number of portfolio companies(1) 213 179 164 160 155 Interest Rate Type:(2) % Floating Rate 83.2% 85.6% 87.8% 88.8% 90.3% % Fixed Rate 16.8% 14.4% 12.2% 11.2% 9.7% Net Interest Margin: Weighted average annual yield on accruing debt investments(3) 9.5% 8.9% 8.7% 8.6% 8.5% Weighted average interest rate on borrowings(4) 4.3% 3.9% 3.5% 3.1% 2.9%

Per share data derived using the weighted average shares outstanding during the period. Numbers may not sum due to rounding. FSKR Net Asset Value Bridge Q4 2020(1)(2)

FSK’s one-time expenses for the three months ended December 31, 2020 consist of $1M associated with the acceleration of deferred financing costs in conjunction with the closing of a debt facility during the quarter. Adjusted net investment income is a non-GAAP financial measure. Adjusted net investment income is presented for all periods as GAAP net investment income excluding (i) the accrual for the capital gains incentive fee for realized and unrealized gains; (ii) excise taxes; and (iii) certain non-recurring operating expenses that are one-time in nature and are not representative of ongoing operating expenses incurred during FSK’s normal course of business (referred to herein as one-time expenses). FSK uses this non-GAAP financial measure internally in analyzing financial results and believes that the use of this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing its financial results with other business development companies. The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP. The share and per share amounts reflect the FSK Reverse Stock Split on a retroactive basis. FSK Operating Results For The Three Months Ended (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Total investment income $186 $179 $150 $147 $163 Net expenses (79) (81) (73) (69) (75) Net investment income before taxes $107 $98 $77 $78 $88 Excise taxes (7) - - - (10) GAAP Net investment income $100 $98 $77 $78 $78 Plus: excise taxes 7 - - - 10 Plus: one-time expenses(1) - - - - 1 Adjusted net investment income(2) $107 $98 $77 $78 $89 Total net unrealized and realized gains (losses) (127) (801) (132) 132 65 Net increase (decrease) in net assets resulting from operations ($27) ($703) ($55) $210 $143 Per Share:(3) Net investment income $0.79 $0.78 $0.62 $0.63 $0.63 Adjusted net investment income(2) $0.83 $0.78 $0.62 $0.63 $0.72 Net increase (decrease) in net assets results from operations ($0.21) ($5.59) ($0.44) $1.70 $1.16 Stockholder distributions $0.76 $0.76 $0.60 $0.60 $0.60 Weighted average shares outstanding (millions) 127.2 125.9 123.8 123.8 123.8 Shares outstanding, end of period (millions) 126.6 124.3 123.8 123.8 123.8

FSK Operating Results Detail For The Three Months Ended (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Investment income: Interest income $133 $131 $112 $98 $103 Payment-in-kind interest income 21 16 15 17 18 Fee income 16 12 6 3 12 Total dividend and other income 16 20 17 29 30 Total investment income $186 $179 $150 $147 $163 Operating expenses: Investment advisory fees & expenses 30 30 26 24 26 Interest expense 43 46 42 40 42 Incentive fees - - - - - Other operating expenses 6 5 5 5 7 Total operating expenses $79 $81 $73 $69 $75 Net investment income before taxes 107 98 77 78 88 Income taxes, including excise taxes (7) - - - (10) Net investment income $100 $98 $77 $78 $78 Total net unrealized and realized gains (losses) (127) (801) (132) 132 65 Net increase in net assets resulting from operations ($27) ($703) ($55) $210 $143

Includes accrued performance-based incentive fees, accrued investment advisory fees, accrued directors’ fees, administrative expenses payable and deferred tax liabilities. The share and per share amounts reflect the FSK Reverse Stock Split on a retroactive basis. FSK Balance Sheet As of (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Assets Total investments, at fair value $7,357 $6,945 $6,624 $6,649 $6,780 Cash 93 179 87 129 182 Foreign currency, at fair value 13 14 8 7 9 Receivable for investments sold and repaid 657 204 137 231 173 Income receivable 82 79 78 93 72 Unrealized appreciation on foreign currency forward contracts 1 3 3 2 1 Deferred financing costs 10 10 13 12 15 Prepaid expenses and other assets 3 5 6 3 5 Total Assets $8,216 $7,439 $6,956 $7,126 $7,237 Liabilities Payable for investments purchased $15 $10 $21 $5 - Debt 4,173 4,238 3,903 3,957 3,997 Unrealized depreciation on derivative instruments - - - - 3 Shareholders’ distributions payable 96 95 75 74 74 Interest Payable 23 32 34 33 25 Other liabilities(1) 43 36 32 30 42 Total Liabilities $4,350 $4,411 $4,065 $4,099 $4,141 Total Net Assets $3,866 $3,028 $2,891 $3,027 $3,096 Net Asset Value per Share(2) $30.54 $24.36 $23.37 $24.46 $25.02

FSK Quarterly Gain/Loss Information For The Three Months Ended (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Realized gain/loss Net realized gain (loss) on investments: Non-controlled/unaffiliated investments ($31) ($92) ($48) ($99) ($84) Non-controlled/affiliated investments 11 (34) (5) (90) (3) Controlled/affiliated investments (1) - (17) (18) - Net realized gain (loss) on swap contracts (1) - - - - Net realized gain (loss) on foreign currency forward contracts 6 - - - - Net realized gain (loss) on foreign currency (1) (4) 1 (2) (1) Total net realized gain (loss) ($17) ($130) ($69) ($209) ($88) Unrealized gain/loss Net change in unrealized appreciation (depreciation) on investments: Non-controlled/unaffiliated investments ($51) ($367) ($8) $261 $131 Non-controlled/affiliated investments (7) (137) (28) 27 12 Controlled/affiliated investments (26) (191) (21) 68 32 Net change in unrealized appreciation (depreciation) on swap contracts 1 - - - - Net change in unrealized appreciation (depreciation) on foreign currency forward contracts (8) 2 - (1) (4) Net change in unrealized gain (loss) on foreign currency (19) 22 (6) (14) (18) Total net unrealized gain (loss) ($110) ($671) ($63) $341 $153 Total net realized and unrealized gain (loss) ($127) ($801) ($132) $132 $65

# FSKR Financial Results

| (Dollar amounts in millions, except per share data) | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 |
|---|---|---|---|---|---|
| NII per share[1] | $0.67 | $0.55 | $0.44 | $0.52 | $0.59 |
| Adjusted NII per share[1] [2] | $0.68 | $0.55 | $0.48 | $0.52 | $0.61 |
| Net realized and unrealized gains (losses) per share[1] | ($0.67) | ($4.72) | ($0.30) | $0.35 | $0.35 |
| Net increase (decrease) in net assets resulting from operations (earnings per share) [1] | - | ($4.17) | $0.13 | $0.87 | $0.95 |
| Stockholder distributions per share[1] | $0.75 | $0.60 | $0.60 | $0.55 | $0.55 |
| Net asset value per share at period end[1] | $29.46 | $24.68 | $24.22 | $24.66 | $25.10 |
| Weighted average shares outstanding (in millions) [1] | 94.0 | 169.6 | 171.6 | 171.8 | 170.1 |
| Shares outstanding, end of period (in millions) [1] | 169.6 | 169.6 | 172.9 | 170.6 | 169.9 |
| Total investments | $8,591 | $7,464 | $7,281 | $7,331 | $7,968 |
| Total assets | $8,970 | $8,184 | $7,758 | $7,750 | $8,522 |
| Cash[3] | $167 | $232 | $295 | $140 | $168 |
| Total debt[4] | $3,809 | $3,634 | $3,386 | $3,293 | $3,964 |
| Debt-to-equity, Net[5] | 0.73x | 0.76x | 0.75x | 0.73x | 0.85x |
| Adjusted NII / total recurring dividend | 90% | 91% | 80% | 95% | 111% |

1. The share and per share amounts reflect the FSKR Reverse Stock Split on a retroactive basis. Effective as of June 10, 2020, FSKR completed a 4-to-1 reverse stock split of its shares of common stock (the FSKR Reverse Stock Split). As a result of the FSKR Reverse Stock Split, every four shares of FSKR's common stock issued and outstanding were automatically combined into one share of FSKR's common stock.
2. See the Appendix for a reconciliation between NII and Adjusted NII.
3. Includes cash, restricted cash, and cash denominated in foreign currency.
4. Principal amount outstanding.
5. Net debt-to-equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets.

49

FS | KKR FSK FS KKR Capital Corp. FSKR FS KKR Capital Corp. II

Does not look through to FSKR’s portfolio companies held solely in COP. COP is a joint venture between FSKR and South Carolina Retirement Systems Group Trust (SCRS). Represents interest rates on Debt Investments (see FSKR’s Annual Report on Form 10-K for the definition of Debt Investments) at US$ Fair Value FV. Floating includes variable interest rates on asset back finance investments that can change quarter to quarter. FSKR’s weighted average annual yield on all debt investments was 8.0% as of December 31, 2020. See FSKR’s Annual Report on Form 10-K for additional information on the calculation of weighted average annual yield on accruing debt investments and weighted average annual yield on all debt investments. Includes the effect of non-usage fees. FSKR Portfolio Highlights As of and for Three Months Ended (Dollar amounts in millions) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Investment at Fair Value: First Lien Senior Secured Loans 66.5% 68.5% 66.7% 66.9% 66.0% Second Lien Senior Secured Loans 9.4% 9.3% 8.7% 8.6% 9.6% Other Senior Secured Debt 2.7% 2.0% 1.4% 1.0% 0.9% Subordinated Debt 5.7% 3.1% 2.4% 2.3% 1.6% Asset Based Finance 5.7% 7.9% 9.3% 8.8% 9.9% Credit Opportunities Partners 5.9% 5.8% 7.9% 8.2% 7.9% Equity/Other 4.1% 3.4% 3.6% 4.2% 4.1% Total Investments $8,591 $7,464 $7,281 $7,331 $7,968 Number of portfolio companies(1) 213 179 164 160 155 Interest Rate Type:(2) % Floating Rate 83.2% 85.6% 87.8% 88.8% 90.3% % Fixed Rate 16.8% 14.4% 12.2% 11.2% 9.7% Net Interest Margin: Weighted average annual yield on accruing debt investments(3) 9.5% 8.9% 8.7% 8.6% 8.5% Weighted average interest rate on borrowings(4) 4.3% 3.9% 3.5% 3.1% 2.9%

Per share data derived using the weighted average shares outstanding during the period. Numbers may not sum due to rounding. FSKR Net Asset Value Bridge Q4 2020(1)(2)

# FSKR Operating Results

| (Dollar amounts in millions, except per share data) | For The Three Months Ended 12/31/19 | 3/31/20 | 6/30/20 | 9/30/20 | 12/31/20 |
|---|---|---|---|---|---|
| Total investment income | $121 | $195 | $168 | $172 | $196 |
| Net expenses | (57) | (102) | (93) | (82) | (95) |
| **Net investment income before taxes** | **$64** | **$93** | **$75** | **$90** | **$101** |
| Excise taxes | (1) | - | - | - | - |
| **GAAP Net investment income** | **$63** | **$93** | **$75** | **$90** | **$101** |
| Plus: excise taxes | 1 | - | - | - | - |
| Plus: one-time expenses(1) | - | - | 7 | - | 3 |
| **Adjusted net investment income(2)** | **$64** | **$93** | **$82** | **$90** | **$104** |
| Total net unrealized and realized gains (losses) | (63) | (801) | (53) | 59 | 60 |
| **Net increase (decrease) in net assets resulting from operations** | **-** | **($708)** | **$22** | **$149** | **$161** |
| **Per Share:(3)** | | | | | |
| Net investment income | $0.67 | $0.55 | $0.44 | $0.52 | $0.59 |
| Adjusted net investment income(2) | $0.68 | $0.55 | $0.48 | $0.52 | $0.61 |
| Net increase (decrease) in net assets results from operations | - | ($4.17) | $0.13 | $0.87 | $0.95 |
| Stockholder distributions | $0.75 | $0.60 | $0.60 | $0.55 | $0.55 |
| Weighted average shares outstanding (millions) | 94.0 | 169.6 | 171.6 | 171.8 | 170.1 |
| Shares outstanding, end of period (millions) | 169.6 | 169.6 | 172.9 | 170.6 | 169.9 |

1. FSKR's one-time expenses for the three months ended June 30, 2020 consist of advisory fees in connection with the listing of its shares on the NYSE. FSKR's one-time expense for the three months ended December 31, 2020 consist of banker fees in connection with the proposed merger with FSK.
2. Adjusted net investment income is a non-GAAP financial measure. Adjusted net investment income is presented for all periods as GAAP net investment income excluding (i) the accrual for the capital gains incentive fee for realized and unrealized gains; (ii) excise taxes; and (iii) certain non-recurring operating expenses that are one-time in nature and are not representative of ongoing operating expenses incurred during FSKR's normal course of business (referred to herein as one-time expenses). FSKR uses this non-GAAP financial measure internally in analyzing financial results and believes that the use of this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing its financial results with other business development companies. The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.
3. The share and per share amounts reflect the FSKR Reverse Stock Split on a retroactive basis.

52

FS KKR
FSK FS KKR Capital Corp.
FSKR FS KKR Capital Corp. II

FSKR Operating Results Detail For The Three Months Ended (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Investment income: Interest income $102 $151 $126 $120 $130 Payment-in-kind interest income 7 14 16 16 18 Fee income 12 15 7 5 22 Total dividend and other income - 15 19 31 26 Total investment income $121 $195 $168 $172 $196 Operating expenses: Investment advisory fees & expenses 20 33 29 28 30 Interest expense 27 40 35 26 29 Incentive fees 5 23 19 22 25 Other operating expenses 5 6 10 6 11 Total operating expenses $57 $102 $93 $82 $95 Net investment income before taxes 64 93 75 90 101 Income taxes, including excise taxes (1) - - - - Net investment income $63 $93 $75 $90 $101 Total net unrealized and realized gains (losses) (63) (801) (53) 59 60 Net increase in net assets resulting from operations - ($708) $22 $149 $161

Includes accrued performance-based incentive fees, accrued investment advisory fees, accrued directors’ fees, administrative expenses payable and deferred tax liabilities. The share and per share amounts reflect the FSKR Reverse Stock Split on a retroactive basis. FSKR Balance Sheet As of (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Assets Total investments, at fair value $8,591 $7,464 $7,281 $7,331 $7,968 Cash 163 225 289 134 160 Foreign currency, at fair value 4 7 6 6 8 Receivable for investments sold and repaid 23 321 13 110 235 Income receivable 84 88 92 99 83 Unrealized appreciation on foreign currency forward contracts - 1 0 0 0 Deferred financing costs 12 11 13 14 17 Prepaid expenses and other assets 93 67 64 56 51 Total Assets $8,970 $8,184 $7,758 $7,750 $8,522 Liabilities Payable for investments purchased $37 $114 $42 $32 $68 Debt 3,809 3,629 3,382 3,288 3,960 Unrealized depreciation on derivative instruments 30 59 59 54 49 Shareholders’ distributions payable - 102 - 94 93 Interest Payable 30 26 27 15 21 Other liabilities(1) 68 68 62 60 66 Total Liabilities $3,974 $3,998 $3,572 $3,543 $4,257 Total Net Assets $4,996 $4,186 $4,186 $4,207 $4,265 Net Asset Value per Share(2) $29.46 $24.68 $24.22 $24.66 $25.10

FSKR Quarterly Gain/Loss Information For The Three Months Ended (Dollar amounts in millions, except per share data) 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 Realized gain/loss Net realized gain (loss) on investments: Non-controlled/unaffiliated investments ($9) ($217) ($34) ($131) ($260) Non-controlled/affiliated investments (3) 0 (109) (120) - Controlled/affiliated investments - - - (1) - Net realized gain (loss) on swap contracts (2) (4) (3) (6) (6) Net realized gain (loss) on foreign currency forward contracts - 0 - - - Net realized gain (loss) on foreign currency - 1 - (13) 1 Total net realized gain (loss) ($14) ($220) ($146) ($271) ($265) Unrealized gain/loss Net change in unrealized appreciation (depreciation) on investments: Non-controlled/unaffiliated investments $72 ($429) ($22) $275 $341 Non-controlled/affiliated investments (114) (96) 84 26 11 Controlled/affiliated investments 6 (80) 59 28 (5) Net change in unrealized appreciation (depreciation) on swap contracts 5 (27) (1) 7 6 Net change in unrealized appreciation (depreciation) on foreign currency forward contracts (1) 2 (1) - (1) Net change in unrealized gain (loss) on foreign currency (17) 49 (26) (6) (27) Total net unrealized gain (loss) ($49) ($581) $93 $330 $325 Total net realized and unrealized gain (loss) ($63) ($801) ($53) $59 $60

Forward-Looking Statements Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. This presentation contains summaries of certain financial and statistical information about FSK and FSKR. The information contained in this presentation is summary information that is intended to be considered in the context of FSK’s and FSKR’s SEC filings and other public announcements that FSK and/or FSKR may make, by press release or otherwise, from time to time. Each of FSK and FSKR undertakes no duty or obligation to update or revise the information contained in this presentation. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. Investors should not view the past performance of FSK or FSKR, or information about the market, as indicative of FSK’s and/or FSKR’s future results. This presentation contains certain financial measures that have not been prepared in accordance with U.S. generally accepted accounting principles (GAAP). FSK and FSKR use these non-GAAP financial measures internally in analyzing financial results and believes that the presentation of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing FSK’s and/or FSKR’s financial results with other business development companies. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with FSK’s and FSKR’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the Appendix included in this presentation and investors are encouraged to review the reconciliation in the table and the related footnotes. Certain figures in this presentation have been rounded. Additional Information and Where to Find It This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr. Participants in the Solicitation The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above. Important Disclosure Notice

Important Information The data and information presented are for informational purposes only. The information contained herein should be treated in a confidential manner and may not be transmitted, reproduced or used in whole or in part for any other purpose, nor may it be disclosed without the prior written consent of KKR Credit. KKR Credit currently conducts its activities through the following advisory entities: KKR Credit Advisors (US) LLC (“KKR Credit Advisors US”), which is authorized and regulated by the SEC, KKR Credit Advisors (Ireland) Unlimited Company, which is authorized and regulated by the Central Bank of Ireland, and KKR Credit Advisors (UK) LLP, which is authorized and regulated by the Financial Conduct Authority. By accepting this material, the Recipient agrees not to distribute or provide this information to any other person and to return it promptly upon request. Target returns are hypothetical in nature and are shown for illustrative, informational purposes only. This summary is not intended to forecast or predict future events, but rather to indicate the returns for the asset classes indicated herein that KKR Credit has observed in the market generally over the course of an investment cycle. It does not reflect the actual or expected returns of any potential investment of the Fund and does not guarantee future results. The target returns are based upon KKR Credit’s view of the potential returns for investments to be made by the Fund, are not meant to predict the returns of the Fund, and are subject to the following assumptions: KKR Credit considers a number of factors, including, for example, observed and historical market returns relevant to the applicable asset class available for investment to the Fund, projected cash flows, relevant other market dynamics (including interest rate and currency markets), anticipated leverage, and liquidity constraints. Certain of the assumptions have been made for modeling purposes and are unlikely to be realized. No representation or warranty is made as to the reasonableness of the assumptions made or that all assumptions used in achieving the returns have been stated or fully considered. Changes in the assumptions may have a material impact on the projected returns presented. Unless otherwise indicated, all data is shown before management fees, incentive fees, applicable expenses, taxes and does not account for the effects of inflation. Management fees, incentive fees and potential expenses are not considered and would reduce returns. Actual results experienced by investors may vary significantly from the target returns shown. Target Returns May Not Materialize. The information in this presentation may contain projections or other forward-looking statements regarding future events, targets or expectations regarding the Fund (or other KKR Credit funds or accounts) or the strategies described herein. There is no assurance that such events or targets will be achieved, and may be significantly different from that shown here. The information in this presentation, including statements concerning financial market trends, is based on current market conditions, which will fluctuate and may be superseded by subsequent market events or for other reasons. The targeted returns presented herein are hypothetical in nature and are shown for illustrative, informational purposes only. Such targeted returns are not intended to forecast or predict future events, but rather to indicate the returns for investments that KKR Credit expects to seek to achieve on the Fund’s overall portfolio of investments. In addition, such target returns do not reflect the actual or expected returns of any portfolio strategy. Such target returns are based on KKR Credit’s belief about the returns that may be achievable on investments that the Strategy intends to pursue in light of the experience of KKR and KKR Credit with similar investments historically, their view of current market conditions, potential investment opportunities that KKR Credit is currently or has recently reviewed, availability of financing and certain assumptions about investing conditions and market fluctuation or recovery. Targeted returns on specific investments are based on models, estimates and assumptions about performance believed to be reasonable under the circumstances. There is no guarantee that the facts on which such assumptions are based will materialize as anticipated, that market conditions will not deteriorate or that investment opportunities satisfying the Strategy’s targeted returns will be available. Any changes in such assumptions, market conditions or availability of investments may have a material impact on the target return presented. Actual events and conditions may differ materially from those used to establish target returns. Any target return is hypothetical and is not a guarantee of future performance. Target gross returns for individual investments may be greater or less than the Strategy’s overall target gross or net returns. Prospective investors should note that the targeted gross returns do not account for the effects of inflation and do not reflect the management fees, “carried interest,” taxes, transaction costs and other expenses that will be borne by investors in the Fund, which will reduce returns and, in the aggregate, are expected to be substantial. Targeted returns are subject to significant economic, market and other uncertainties that may adversely affect the performance of any investments. Prospective investors are encouraged to contact the representatives of KKR Credit to discuss the procedures and methodologies (including assumptions) used to calculate the Fund’s targeted returns. The views expressed in this material are the personal views of FSK, FSKR and KKR Credit and do not necessarily reflect the views of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR"). The views expressed reflect the current views of FSK, FSKR and KKR Credit as of the date hereof and neither FSK, FSKR, KKR Credit nor KKR undertakes to advise you of any changes in the views expressed herein. In addition, the views expressed do not necessarily reflect the opinions of any investment professional at KKR, and may not be reflected in the strategies and products that KKR offers. KKR and its affiliates may have positions or engage in securities transactions that are not consistent with the information and views expressed in this material. This material should not be viewed as a current or past recommendation or a solicitation of an offer to buy or sell any securities or to adopt any investment strategy. This material has been prepared solely for informational purposes. The information in this material has been developed internally and/or obtained from sources believed to be reliable; however, none of KKR, FSK, FSKR nor KKR Credit guarantees the accuracy, adequacy or completeness of such information. Nothing contained herein constitutes investment, legal, tax or other advice nor is to be relied on in making an investment or other decision.

Important Information Employees of KKR Credit Advisors (US) LLC, Prisma Capital Partners LP and KKR Capital Markets LLC located in the United States are dual employees of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”). Participation of KKR Private Equity, KKR Capital Markets and KKR Capstone personnel in the Fund’s investment activities is subject to applicable law and inside information barrier policies and procedures, which may limit the involvement of such personnel in certain circumstances and the ability of KKR Credit to leverage such integration with KKR. Discussions with KKR Senior Advisors and employees of KKR's managed portfolio companies are also subject to inside information barrier policies and procedures, which may restrict or limit discussions and/or collaborations with KKR Credit. General discussions contained within this presentation regarding the market or market conditions represent the view of either the source cited or KKR Credit. Such information is not research and should not be treated as research and is included in order to provide a framework to assist in the implementation of an investor’s own analysis and an investor’s own views on the topic discussed. Historic market trends are not reliable indicators of actual future market behavior or future performance of any particular investment which may differ materially, and should not be relied upon as such. Nothing contained herein is intended to predict the performance of any investment. There can be no assurance that actual outcomes will match the assumptions or that actual returns will match any expected returns. The information contained herein is as of December 31, 2020, unless otherwise indicated, is subject to change, and KKR Credit assumes no obligation to update the information herein. The delivery of this presentation at any time shall not under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. Statements contained herein that are attributable to the investment team, KKR or KKR Credit are not made in any person’s individual capacity, but rather on behalf of KKR or KKR Credit, as applicable. In this presentation, references to “assets under management” or “AUM” represent the assets as to which KKR Credit is entitled to receive a fee or carried interest. KKR Credit’s calculation of AUM may differ from the calculations of other asset managers and, as a result, KKR Credit’s measurements of its AUM may not be comparable to similar measures presented by other asset managers. KKR Credit’s definition of AUM is not based on any definition of AUM that is set forth in the Fund Documents or any KKR Credit products. References to “assets under management” or “AUM” represent the assets managed by KKR or its strategic partners as to which KKR is entitled to receive a fee or carried interest (either currently or upon deployment of capital) and general partner capital.  KKR calculates the amount of AUM as of any date as the sum of: (i) the fair value of the investments of KKR's investment funds; (ii) uncalled capital commitments from these funds, including uncalled capital commitments from which KKR is currently not earning management fees or carried interest; (iii) the fair value of investments in KKR's co-investment vehicles; (iv) the par value of outstanding CLOs (excluding CLOs wholly-owned by KKR); (v) KKR's pro-rata portion of the AUM managed by strategic partnerships in which KKR holds a minority ownership interest and (vi) the fair value of other assets managed by KKR.  The pro-rata portion of the AUM managed by strategic partnerships is calculated based on KKR’s percentage ownership interest in such entities multiplied by such entity’s respective AUM.  KKR’s calculation of AUM may differ from the calculations of other asset managers and, as a result, KKR’s measurements of its AUM may not be comparable to similar measures presented by other asset managers. KKR's definition of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts that it manages and is not calculated pursuant to any regulatory definitions. References to "KKR Capstone" or "Capstone“ are to all or any of KKR Capstone Americas LLC, KKR Capstone EMEA LLP, KKR Capstone EMEA (International) LLP, KKR Capstone Asia Limited, and their affiliates, which are owned and controlled by their senior management. KKR Capstone is a subsidiary of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the "KKR" name under license from KKR. References to operating executives, operating experts, or operating consultants are to employees of KKR Capstone and not to employees of KKR. In this presentation, the impact of initiatives, in which KKR Capstone has been involved, is based on KKR Capstone's internal analysis and information provided by the issuer of the applicable portfolio company. Impacts of such initiatives are estimates that have not been verified by a third party and are not based on any established standards or protocols. They may also reflect the influence of external factors, such as macroeconomic or industry trends, that are unrelated to the initiative presented. References in this presentation to "Gross IRR" are to the internal rate of return or multiple of invested capital, respectively, calculated at investment level, and thus do not take into consideration the payment of applicable management fees, carried interest, transaction costs, borrowing costs and other expenses borne by the relevant KKR investment, which will have a material impact on returns. In the case of unrealized investments, the gross returns are based on internal valuations by KKR of unrealized investments as of the applicable date. The actual realized returns on such unrealized investments will depend on, among other factors, future operating results, the value of the assets, and market conditions at the time of disposition, any related transaction costs, and the timing and manner of sale, all of which may differ from the assumptions on which the valuations used in the prior performance data contained herein are based. Accordingly, the actual realized return of these unrealized investments may differ materially from the returns indicated herein. References to "Net IRR" are to the internal rate of return calculated at fund level, after payment of applicable management fees, organizational expenses and carried interest but do not reflect transaction costs that would be incurred in connection with the disposition of unrealized investments if realized. Internal rates of return are computed on a "dollar-weighted" basis, which takes into account the timing of cash flows, the amounts invested at any given time, and unrealized values as of the relevant valuation date. Multiples of invested capital referred to in this presentation have been calculated based on figures for the cost and total value of KKR fund investments that have been rounded to the nearest $100,000.

Important Information The indices referenced herein are broad-based securities market indices and used for illustrative purposes only. They have been selected because they are well known and easily recognizable. Broad-based securities indices are unmanaged and are not subject to fees and expenses typically associated with managed accounts or investment funds. Investments cannot be made directly into an index. The performance of the indices represents unmanaged, passive buy-and-hold strategies, investment characteristics and risk/return profiles that differ materially from managed accounts or investment funds, and an investment in a managed account or investment fund is not comparable to an investment in such index or in the securities that comprise the index. The Fund may employ leverage, whereas the indices are unleveraged. Investments of the Fund may be illiquid, making, at times, fair market valuation impossible or impracticable. As a result, valuation of the Fund may be volatile, reducing the utility of comparison to any index whose underlying securities are priced according to market value, such as the indices. Investors should be aware that the Fund may incur losses both when major indices are rising and when they are falling. The statistical data included in this presentation regarding the indices has been obtained from sources believed to be reliable. The market index returns assume that on the day a portfolio investment is made, a hypothetical investment in a matching amount is made in the index. For each date on which either a portion or all of the portfolio investment is sold, a hypothetical index multiple (factor) is calculated by comparing the change in index value between the two dates. The cost of the investment sold (or portion of cost sold) is multiplied by this factor, resulting in a hypothetical index value. The return is calculated using these dates of investment and hypothetical value(s) generated. Index returns assume reinvestment of dividends and do not reflect any fees or expenses associated with a private fund. The indices are presented for comparison purposes only and should not be relied upon. All index performance is dated as of the date indicated herein. The index is presented for comparison purposes only and should not be relied upon. All index performance is dated as of the date indicated herein. The S&P LSTA US Leveraged Loan Index is a daily tradable index for the U.S. loan market that seeks to mirror the market-weighted performance of the largest institutional loans that meet the inclusion criteria and that have marks from the LSTA/LPC mark-to-market service. The inclusion criteria consist of the following: i) syndicated term loan instruments consisting of term loans (both amortizing and institutional), acquisition loans (after they are drawn down) and bridge loans; ii) secured; iii) U.S. dollar denominated; iv) minimum term of one year at inception; and v) minimum initial spread of LIBOR plus 1.25%. The Barclays Aggregate Bond Index is a broad-based benchmark that measures the investment grade, fixed-rate bond market, such as Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM passthroughs), ABS, and CMBS. The performance shown herein is not the performance of the Fund and is not an indication of how the Fund would have performed in the past or will perform in the future. The Fund's performance in the future will be different from the performance shown due to factors including, but not limited to, differences in cash flows, expenses, performance calculation methods, and portfolio sizes and composition. It should be noted that other investment vehicles and proprietary accounts of KKR have made originated senior debt and other investments that may have been appropriate for the Fund and are not presented herein. .

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.